FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on October 12, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 12, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

[TRANSLATION]

Press Release

October 12, 2006

Komatsu Ltd.
(Company code: 6301)
Corporate Communications Department
Tel: +81-(0) 3-5561-2616

Announcement Concerning the Change of Subsidiary Company

As announced in the September 12, 2006 press release, entitled “Announcement Concerning Acceptance of Tender Offer”, Komatsu applied for the tender offer by SUMCO Corporation (President: Kenjiro Shigematsu; hereinafter referred to as “SUMCO”) for Komatsu Electronic Metals Co., Ltd. (President: Takashi Abe; hereinafter referred to as “KEM”). Since the TOB by SUMCO was completed on October 11, KEM will no longer be a subsidiary company of Komatsu Ltd. after the anticipated date of transfer, which is October 18, 2006. Thus Komatsu hereby announces the following.

[Profile of the company which will no longer be a subsidiary of Komatsu Ltd.]

Corporate name:	Komatsu Electronic Metals Co., Ltd.
Date of establishment:	April 18, 1960
Head office:	1324-2, Masuragahara, Omura, Nagasaki
Representative Director:	Takashi Abe
Business activities:	Manufacture and sale of silicon wafers
End of fiscal year:	March 31
Major shareholder:	Komatsu Ltd. (61.93%) (as of March 31, 2006)
Manufacturing locations:	Nagasaki, Miyazaki, Taiwan (Formosa Komatsu Silicon Corp.)
Number of employees:	2,758 (consolidated)
Net sales:	JPY86.6 billion (for the fiscal year ended March 31, 2006)

Recent results (consolidated)		(Million JPY)

	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006
Net sales	74,908	86,667
Operating profit	6,032	8,970
Ordinary Profit	5,964	9,945
Total assets	95,161	108,282
Shareholders’ equity	25,134	30,771

[Profile of the purchaser of KEM’s shares]

Corporate name:	SUMCO Corporation
Date of establishment:	July 30, 1999
Head office:	1-2-1, Shibaura, Minato-ku, Tokyo
Representative Director:	Kenjiro Shigematsu
Business activities:	Manufacture and sale of silicon wafers
End of fiscal year:	January 31

Major shareholders:	Sumitomo Metal Industries, Ltd. (29.95%), Mitsubishi Materials Corporation (29.95%)
Manufacturing locations:	Saga, Imari, Yonezawa and other locations
Number of employees:	5,554 (consolidated)
Net sales:	JPY220.5 billion (for the fiscal year ended January 31, 2006) (consolidated)

[Details of the transfer of KEM’s shares]

Number of shares held by Komatsu Ltd. before the transfer: 18,702,900 (61.93% of total issued shares)

Number of shares transferred: 15,402,000 (Total Price : 36,964 millions of yen)

Number of shares held by Komatsu Ltd. after the transfer : 3,300,900 (10.93% of total issued shares)

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[Anticipated date of transfer]

October 18, 2006 (first settlement day of TOB by SUMCO)

[Future Outlook]

The projections for Komatsu Ltd. for the fiscal year ending March 31, 2007 after reflecting the KEM share transfer will be as follows. No change has been made from the projection announced on July 27, 2006 which referenced information that explained the projection giving effect to the completion of the tender offer by SUMCO.

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1) Consolidated [U.S. GAAP]

Millions of yen

	Earlier projection (A)	Current Projection (B)	Change (B-A)		Results for FY ended March 31, 2006
Net sales	1,932,000	1,850,000 (8.7%)	-82,000	-4.2%	1,701,969
Operating profit	240,000	226,000 (28.1%)	-14,000	-5.8%	176,453
Income before income taxes, minority interests and equity in earnings of affiliated companies	225,000	211,000 (24.8%)	-14,000	-6.2%	169,073
Net income from discontinued operation*	—	10,000	10,000	—	—
Net income	135,000	141,000 (23.4%)	6,000	4.4%	114,290

Note:	As the Tender Offer has been completed, the gain on sale of KEM and the operation results of KEM are presented as a separate line item, “Net income from discontinued operation,” in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No.144.

2) Non-consolidated

Millions of yen

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2006
Net sales	735,000	735,000 (17.2%)	0	0.0%	627,319
Ordinary profit	84,000	84,000 (38.5%)	0	0.0%	60,662
Net income	52,000	68,000 (108.4%)	16,000	30.8%	32,635

“Operating profit” in the consolidated financial result is calculated as the total of all business segments, which is calculated as net sales minus cost of sales, SG&A expense, in accordance with Japanese accounting practice.

(end)

Cautionary Statement

Future outlook has been prepared and judged to be reasonable by the management of Komatsu by using information currently available. Actual result may differ materially from the future outlook due to the change of various factors. These factors include, but are not limited to, unanticipated changes in demand for the Company’s principal products owing to changes in the economic conditions in principal markets, changes in exchange rates, and the impact of regulatory changes and accounting principles and practices.

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